Room 4561

      February 16, 2006

Mr. Jeffery W. Yabuki
President & Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Re: Fiserv Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
  File No. 000-14948

Dear Mr. Yabuki:

We have completed our review of your Form 10-K and have no further
comments at this time.

     Sincerely,

     Brad Skinner
     Accounting Branch Chief